SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MVC CAPITAL, INC.
(Name of Subject Company (Issuer))

MVC CAPITAL, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
58047P 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael Tokarz
 MVC Capital, Inc.
 287 Bowman Avenue, Purchase, New York 10577
 (914) 701-0310
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
George M. Silfen, Esq.
 Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
 New York, NY 10036
 Tel: (212) 715-952

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$15,000,000*	$1,738.50**

*
Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $15,000,000 in aggregate of up to 1,500,000 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $10.00 per share.

**
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed on July 21, 2017.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $1,738.50
Form or Registration No.:          Schedule TO-I
Filing Party:        MVC Capital, Inc.
Date Filed:          July 21, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:          ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Schedule TO”), which relates to the tender offer by MVC Capital, Inc., a Delaware corporation (the “Company”), to purchase up to $15.0 million of its common stock, $0.01 par value per share, at a price per share not less than $10.00 and not greater than $11.00. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 2017, and in the related Letter of Transmittal, which collectively, as each may be amended or supplemented from time to time, constitute the “tender offer.”

All information in the tender offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 21, 2017, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on August 18, 2017. A copy of the press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(ii)	Press release announcing final results of the Tender Offer, dated August 21, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2017

MVC CAPITAL, INC.

By:	/s/ Michael Tokarz
Name: Michael Tokarz
Title: Chairman

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase, July 21, 2017.*

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated July 21, 2017. *

(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated July 21, 2017. *

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the Tender Offer, dated July 21, 2017. *

(a)(5)(ii)	Press release announcing final results of Tender Offer, dated August 21, 2017.**

(b)	Not applicable.

(d)	Dividend Reinvestment Plan, as amended. (Incorporated by reference to Exhibit 99.e filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO on July 21, 2017.

** Filed herewith.